

Report of Independent Accountants

To the Board of Directors of Pictet Overseas Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Amended General Assessment Reconciliation (Form SIPC-7) of Pictet Overseas Inc. (the Company) for the year ended December 31, 2025. Management of the Company is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500
Montréal, Quebec, Canada H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502
Fax to mail: ca_montreal_main_fax@pwc.com

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, items 11(c) and 13(d) of Form SIPC-7 with the respective cash disbursement records entries, as follows: A payment dated July 29, 2025, in the amount of $9,430, along with a credit of $661, totalling $10,091, and a payment dated February 23, 2026, in the amount of $12,405, were agreed to the RBC account 00001-407-266-6. No difference was noted.

2. Compared the Total Revenue amount reported on page 12, line 13 of every Form X-17A-5 (FOCUS reports) submitted for each quarter of 2025 (Q1 $3,865,207; Q2 $3,689,194; Q3 $4,134,866; Q4 $4,727,176; Total $16,425,443) to the Total Revenue amount of $16,425,443 reported on page 1, item 1 of Form SIPC-7 for the year ended December 31, 2025. This amount was also agreed to the audited financial statements for the year ended December 31, 2025. A difference of $196 was noted due to losses on errors.

3. Compared any adjustments reported on page 1, items 2, 4 and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. No adjustments reported on page 1, item 2.

   b. Adjustments on page 1:

      i. item 4(b) of $225,385 due to revenues from commodity transactions agreed to the trial balance. No variance was noted.

      ii. item 4(h) of $1,202,188 due to the FCM Minimum fees and Services to affiliates agreed to trial balance. No variance was noted.

      iii. item 5(a) of $497 due to interest expense agreed to trial balance. No variance was noted.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the Form SIPC-7 Net Operating Revenues on page 1, item 7 and the General Assessment @ .0015 on page 2, item 8 of $14,997,373 and $22,496, respectively. No variance was noted.

5. Compared the amount of any overpayment applied to the current assessment on page 2, items 11(a) with an amount of $661, 11(b) and 11(c) of Form SIPC-7A with page 2, item 16 of the Form SIPC-7A filed for the prior period ended December 31, 2024 on which it was originally computed and noted an overpayment of $661 applied to the current assessment. No variance was noted.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Pictet Overseas Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Montréal, Quebec, Canada
February 26, 2026